Exhibit (a)(1)(F)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

LIFECELL CORPORATION

at

$51.00 Net Per Share

by

Leopard Acquisition Sub, Inc.

a wholly-owned subsidiary of

Kinetic Concepts, Inc.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 16, 2008, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

Enclosed for your information is an Offer to Purchase, dated April 21, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), relating to the offer by Leopard Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Kinetic Concepts, Inc., a Texas corporation (“KCI”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LifeCell Corporation, a Delaware corporation (“LifeCell”), at a price of $51.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. Also enclosed is a letter to stockholders of LifeCell from the President and Chief Executive Officer of LifeCell, accompanied by LifeCell’s Solicitation/Recommendation Statement on Schedule 14D-9.

We are the holder of record of Shares held by us for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal accompanying this letter is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish to tender any or all of the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

Your attention is directed to the following:

1. The offer price is $51.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions of the Offer.

2. The Offer is being made for all outstanding Shares.

3. The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 7, 2008 (the “Merger Agreement”), among Purchaser, LifeCell and KCI, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to be merged with and into LifeCell, with LifeCell surviving as a wholly-owned subsidiary of KCI (the “Merger”), and each issued and outstanding Share (other than Shares held in the treasury of LifeCell, owned by KCI, Purchaser or any wholly-owned subsidiary of KCI, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger, and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, upon the surrender of the certificate formerly representing such Share.

4. The LifeCell board of directors has unanimously approved the Merger Agreement and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of LifeCell and LifeCell’s stockholders. As of the date hereof, the LifeCell board of directors unanimously recommends that LifeCell’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

5. The Offer is subject to the condition that there shall have been validly tendered and not validly withdrawn before the Offer expires a number of Shares that represents at least a majority of the Shares outstanding on a fully-diluted basis on the expiration date of the Offer. The Offer is also subject to the condition that the debt financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) be available for borrowing in connection with the consummation of the Offer, and any portion of the remainder of the financing contemplated by KCI’s debt commitment letter (or any alternative financing obtained in accordance with the terms of the Merger Agreement) be available at the effective time of the Merger, in either case on terms, taken as a whole, that are not materially less beneficial to KCI or Purchaser. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

6. The initial offering period of the Offer will expire at the Expiration Date (as defined in Section 1 of the Offer to Purchase). Shares tendered pursuant to the Offer may be withdrawn (i) prior to the Expiration Date or (ii) at any time after June 20, 2008, unless theretofore accepted for payment.

7. Any transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing and returning to us in the enclosed envelope the instruction form set forth on the reverse. Please forward your instructions to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified on the instruction form set forth on the reverse.

Payment for Shares will be in all cases made only after such Shares are accepted by Purchaser for payment pursuant to the Offer and the timely receipt by Computershare Trust Company, N.A. (the “Depositary”), of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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